SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
    (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                         Marvel Enterprises, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)



                  Common Stock, par value $.01 per share
--------------------------------------------------------------------------
                      (Title of Class of Securities)



                                 57383M108
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                              (CUSIP Number)


                              October 1, 1998
--------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               /   /     Rule 13d-1(b)
               / X /     Rule 13d-1(c)
               /   /     Rule 13d-1(d)


CUSIP No. 57383M108                         13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Value Partners, Ltd., 75-2291866

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                              (b) [  ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        5    SOLE VOTING POWER           2,800,341
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0**
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      2,800,341
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,800,341**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                              [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.2%

12   TYPE OF REPORTING PERSON*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 5.



CUSIP No. 57383M108              13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ewing & Partners, 75-2741747

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                              (b) [  ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        5    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0**
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                              [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%**

12   TYPE OF REPORTING PERSON*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 5



CUSIP No. 57383M108              13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy G. Ewing, ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                              (b) [  ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

     NUMBER OF        5    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0**
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                              [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%**

12   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 5.


                         STATEMENT ON SCHEDULE 13G

          This statement on Schedule 13G relates to the common stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc. (the "Company"), and is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Mr. Ewing"). Ewing & Partners is the general partner of Value Partners. Mr. Ewing and Ewing Asset Management, L.L.C., a Texas limited liability company ("EAM") are the general partners of Ewing & Partners, and Mr. Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Mr. Ewing.

ITEM 1(A)   NAME OF ISSUER:

          Marvel Enterprises, Inc. (f/k/a Toy Biz, Inc.)

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          685 3rd Ave.
          New York, NY 10017

ITEM 2(A)   NAME OF PERSON FILING:

          This Schedule 13G is filed by Value Partners, Ewing & Partners and Mr. Ewing.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal business office of Value Partners, Ewing & Partners and Mr. Ewing is Suite 808, 4514 Cole Avenue, Dallas, Texas 75205.

ITEM 2(C)   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Value Partners is a limited partnership formed under the laws of the State of Texas, Ewing & Partners is a general partnership formed under the laws of the State of Texas, and Mr. Ewing is a citizen of the United States of America.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share.

ITEM 2(E)   CUSIP NUMBER:

          57383M108

ITEM 3      REPORTING PERSON.

          This statement on Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4      OWNERSHIP.

          See Items 5 through 11 on page 2 for Value Partners, page 3 for Ewing & Partners and page 4 for Mr. Ewing.

          Value Partners has the sole power to vote and dispose of the 2,800,341 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 2,800,341 shares of Common Stock owned by Value Partners. Mr. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 2,800,341 shares of Common Stock owned by Value Partners.

          The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,800,341 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Mr. Ewing and Ewing & Partners disclaim all such beneficial ownership.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Inapplicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.

          Inapplicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Inapplicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Inapplicable

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable

ITEM 10     CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits       Exhibit 1
--------       ---------

               Joint Filing Agreement dated October 8, 1998 between Value Partners, Ewing & Partners and Mr. Ewing.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:  October 8, 1998


                                   VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner


                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------------
                                             Timothy G. Ewing
                                             as Managing Partner

                                   EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------------
                                   Timothy G. Ewing